July 16, 2009
Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Claire’s Stores, Inc. Form 10-K for Fiscal Year Ended January 31, 2009 Filed April 28, 2009 Form 10-K/A for Fiscal Year Ended January 31, 2009 Filed May 27, 2009 File No.: 333-148108
Dear Mr. Reynolds:
Claire’s Stores, Inc. is in receipt of your comment letter dated July 8, 2009 relating to the above referenced filings, and the Company is currently in the process of preparing a response.
Pursuant to a conversation today with Pamela Howell, we are filing this EDGAR correspondence to request a ten business day extension of time until Wednesday, August 5, 2009, to submit a response to the comment letter. The extension is being requested because it is not reasonably practicable for the Company to complete the response letter within the ten business day period requested by the Commission in the comment letter.
Thank you for your consideration in this matter.
Sincerely,
/s/ J. Per Brodin
J. Per Brodin
Chief Financial Officer
(Principal Financial and Accounting Officer)